UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Grupo Aeroportuario del Sureste S.A.B. de C.V.
(Name of Issuer)
Common Stock and American Depository Receipt
(Title of Class of Securities)
SEDOL 2639349 & CUSIP 40051E202
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: SEDOL 2639349 & CUSIP 40051E202

1	NAME OF REPORTING PERSON Aberdeen Asset Management PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,724,240
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,329,240
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,329,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: SEDOL 2639349 & CUSIP 40051E202

1	NAME OF REPORTING PERSON Aberdeen Asset Management Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,529,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,018,330
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,018,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No.: SEDOL 2639349 & CUSIP 40051E202

1	NAME OF REPORTING PERSON Aberdeen Asset Managers Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,098,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,571,440
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,571,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: SEDOL 2639349 & CUSIP 40051E202
ITEM 1(a).	NAME OF ISSUER: Grupo Aeroportuario Sur ADR
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Bosque de Alisos 47A cuarto piso Col. Bosques de las Lomas Mexico D.F. C.P. 05120
ITEM 2(a).	NAME OF PERSON FILING: Aberdeen Asset Management PLC Aberdeen Asset Management Inc. Aberdeen Asset Managers Limited
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Aberdeen Asset Management PLC: 10 Queens Terrace, Aberdeen, Scotland AB10 1YG
Aberdeen Asset Management Inc.: 1735 Market St, Philadelphia, PA 19103
Aberdeen Asset Managers Limited: Bow Bells House, 1 Bread St, London EC4M 9HH

ITEM 2(c).	CITIZENSHIP: Aberdeen Asset Management PLC - Scotland Aberdeen Asset Management Inc. - Pennsylvania Aberdeen Asset Managers Limited - United Kingdom
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock & American Depository Receipt
ITEM 2(e).	CUSIP NUMBER: SEDOL 2639349 & CUSIP 40051E202
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
43,329,240
(b) Percent of class:
15.6%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
0
(ii) shared power to vote or to direct the vote:
Aberdeen Asset Management PLC - 34,724,240 Aberdeen Asset Management Inc. - 14,529,250 Aberdeen Asset Managers Limited - 11,098,590
(iii) sole power to dispose or direct the disposition of:
0
(iv) shared power to dispose or to direct the disposition of:
Aberdeen Asset Management PLC - 43,329,240 Aberdeen Asset Management Inc. - 15,018,330 Aberdeen Asset Managers Limited - 17,571,440
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: SEDOL 2639349 & CUSIP 40051E202
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 20 2016	Aberdeen Asset Management PLC By: /s/Scott Massie Name: Scott Massie Title: Company Secretary
April 20 2016	Aberdeen Asset Management Inc. By: /s/Jeffrey Cotton Name: Jeffrey Cotton Title: Chief Compliance Officer
April 20 2016	Aberdeen Asset Management PLC By: /s/Scott Massie Name: Scott Massie Title: Company Secretary
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: SEDOL 2639349 & CUSIP 40051E202
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of April 20, 2016.

Aberdeen Asset Management PLC/UK
By: /s/ Scott Massie
______________________________________________
Scott Massie
Company Secretary

Aberdeen Asset Management Inc.
By: /s/ Jeffrey Cotton

_____________________________________________
Jeffrey Cotton
Chief Compliance Officer

Aberdeen Aseet Managers Limited
/s/ O. Neil Sweeney
_______________________________________________
Global Head of Compliance, Chief Compliance Officer